AB 3/28

AB 3/5

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

UNITED S
SECURITIES AND EXCH
Washington, D.C. 20549

12011811

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AOS, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S Wacker Drive, Ste 650
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert (312) 253-0382
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OGA 3/15

OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

AMANDA RUBIN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 01, 2013

Amanda Rubin

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AOS, Inc.

Year Ended December 31, 2011

Financial Report

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

AOS, Inc.

Year Ended December 31, 2011

Financial Report

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
AOS, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of AOS, Inc, as of December 31, 2011 and 2010, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of AOS, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange act of 1934 and the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 24, 2012

AOS, Inc,

Statement of Financial Condition

Assets	December 31, 2011	December 31, 2010
Cash and cash equivalents	$ 251,613	$ 325,320
Cash deposits with clearing organizations	450,000	250,000
Commissions receivable	616,580	404,793
Income taxes receivable	2,003	5,960
Other receivables	6,900	23,447
Other assets	-	541
Deferred tax assets	930,506	674,732
Furniture and equipment, net	5,522	7,028
Intangibles, net	702,814	782,814
Total Assets	$ 2,965,938	$ 2,474,635

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable	$ 458,745	$ 242,797
Commissions payable	184,894	114,877
Accrued rent	77,756	87,010
Subordinated loan	200,000	-
Total liabilities	921,395	444,684
Shareholder's Equity		
Common stock, $0.01 par value per share, 100,000 shares authorized, 2,000 shares issued and outstanding	20	20
Additional paid-in-capital	3,671,425	3,288,925
Retained earnings	(1,626,902)	(1,258,994)
Total shareholder's equity	2,044,543	2,029,951
Total Liabilities and Shareholder's Equity	$ 2,965,938	$ 2,474,635

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Income

	For the Years Ended December 31, 2011	For the Years Ended December 31, 2010
Revenues		
Commissions	$ 4,821,461	$ 2,927,412
Other operating revenues	332,467	224,852
Interest	34,221	36,037
Total revenues	5,188,149	3,188,301
Operating Expenses		
Employee compensation and benefits	2,401,055	1,645,388
Commissions and floor brokerage	1,804,456	1,157,819
Trading losses - errors	48,608	128,191
Communications	428,779	408,444
Occupancy and equipment rental	284,102	233,974
Promotional costs	99,060	105,545
Interest expenses	30	273
Other operating expenses	745,741	557,855
Total operating expenses	5,811,831	4,237,489
Net Loss Before Income Taxes	(623,682)	(1,049,188)
Provision for income tax (benefit)	(255,774)	(394,037)
Net Loss	$ (367,908)	$ (655,151)

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, January 1, 2010	$ 20	$ 2,043,214	$ (603,843)
Additional contributions to capital		1,245,711	
Net loss			(655,151)
Balance, December 31, 2010	20	3,288,925	(1,258,994)
Additional contributions to capital		382,500	
Net loss			(367,908)
Balance, December 31, 2011	$ 20	$ 3,671,425	$ (1,626,902)

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Cash Flows

	For the Years Ended December 31, 2011	December 31, 2010
Operating Activities		
Net income	$ (367,908)	$ (655,151)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	81,506	28,173
Deferred income taxes	(255,774)	(394,037)
Accrued rent	(9,254)	32,045
Changes in operating assets and liabilities		
Deposit with clearing organization	(200,000)	110,000
Receivables	(195,240)	(74,363)
Other current assets	541	(541)
Accounts payable	215,948	(13,123)
Commissions payable	70,017	(98,518)
Prepaid/accrued income taxes	3,957	-
Net Cash Used in Operating Activities	(656,207)	(1,065,515)
Financing Activities		
Proceeds from loan	200,000	-
Additional paid-in capital	382,500	1,245,711
Net Cash Provided by Financing Activities	582,500	1,245,711
Increase (Decrease) in Cash and Equivalents	(73,707)	180,196
Cash and Cash Equivalents at Beginning of Year	325,320	145,124
Cash and Cash Equivalents at End of Year	$ 251,613	$ 325,320

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Notes To Financial Statements
December 31, 2011

Note 1 – Significant Accounting Policies

Description of Business
AOS, Inc. is registered as a broker-dealer with the Securities and Exchange Commission. As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationships with Penson Financial Services, Inc. The Company is also registered as an Independent Introducing Broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income. The Company uses the direct method for recording bad debts.

Advertising Costs
All advertising costs are expensed as incurred. Advertising costs incurred were $33,154 and $33,408 for 2011 and 2010, respectively.

Statement of Cash Flows
Cash equivalents include demand deposits and money market accounts. Cash deposits with clearing organizations are not included as a cash equivalent item. The Company did not pay income taxes in 2011 and 2010, respectively. The Company paid $30 and $273 in interest costs in 2011 and 2010, respectively.

Furniture and Equipment
Furniture and equipment are recorded at their original cost. Depreciation of $1,506 and $1,506 for the years ended December 31, 2011 and 2010, respectively, has been computed using straight line rates of depreciation.

Intangibles
Included in intangibles are computer software developed internally by the Company and a patent that is pending final approval. The computer software was placed in service in September of 2010. Amortization is calculated using the straight line method over a ten year useful life. Amortization of $80,000 and $26,667 has been computed for the years ended December 31, 2011 and 2010, respectively. The patent is still pending as of December 31, 2011, so it remains unamortized.

AOS, Inc.

Notes To Financial Statements
December 31, 2011

Note 2 – Furniture and Equipment

The following is a summary of furniture and equipment less accumulated depreciation:

	December 31, 2011	December 31, 2010
Office furniture	$ 20,272	$ 20,272
Less: Accumulated depreciation	(14,750)	(13,244)
Total	$ 5,522	$ 7,028

Note 3 - Intangibles

The following is a summary of intangibles:

	December 31, 2011	December 31, 2010
Computer software	$ 800,000	$ 800,000
Patent	9,481	9,481
Less: Accumulated amortization	(106,667)	(26,667)
Total	$ 702,814	$ 782,814

Estimated amortization is shown below for the years ended December 31:

2012	$ 80,000
2013	80,000
2014	80,000
2015	80,000
2016	80,000

Note 4 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under this agreement are shown below for the years ended December 31:

2012	$ 209,597
2013	213,728
2014	199,617

Rental expenses for 2011 and 2010 were $190,376 and $191,149 respectively.

Note 5 – Subordinated Loan

The Company has borrowed $200,000 from Todd Weingart on October 13, 2011. This note is subordinated to the claims of general creditors and matures on December 31, 2014. Interest is payable at the rate of .01% per year.

Note 6 - Income Taxes

The Company files a consolidated tax return with its parent company, Trading Block Holding, Inc. The difference between the consolidated income tax expense and the Company's income tax expense is not significant. The Company's deferred tax assets and liabilities result mainly from timing differences related to the expensing of software development costs and net operating loss carryforwards. The Company's effective income tax rate is different than what would be expected if the federal statutory rates were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

The Company has available at December 31, 2011, $2,846,439 of unused federal operating loss carryforwards and $3,353,108 of unused Illinois operating loss carryforwards that may be applied against future taxable income. The federal loss carryforwards expire in 2028, 2029, 2030 and 2031, and the Illinois loss carryforwards expire in 2020, 2021, 2022 and 2023. Years prior to 2008 are no longer subject to examination by federal and Indiana tax jurisdictions.

The components of income tax expense are as follows:

	2011	2010
Current state	$ -	$ -
Current federal	-	-
Deferred state - carryforwards	(46,293)	(69,712)
Deferred federal - carryforwards	(149,260)	(301,664)
Deferred state – tax rate change	(47,965)	-
Deferred federal – state tax rate change	16,308	-
Deferred state - other	(6,738)	(4,262)
Deferred federal - other	(21,826)	(18,399)
	$ (255,774)	$ (394,037)

Note 7 - Concentrations of Credit Risk

Even though the Company is a fully-disclosed broker-dealer, it could become contingently liable for any unsecured debit balances in any of its customer accounts. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is not able to fulfill its contractual obligation. The Company seeks to control its risk by monitoring margin collateral levels on a daily basis, by requiring additional collateral if necessary, and by forcing a liquidation of a customer account when necessary.

Note 7 - Concentrations of Credit Risk (continued)

Commissions receivable as of December 31, 2011 and 2010 were unsecured and totaled $616,580 and $404,793 respectively. The Company does not require collateral on these receivables.

The Company maintains a cash balance in a money market account and a margin account. The balance in these accounts on December 31, 2011 of $30,119 is not insured against loss.

Note 8 – Related Party Transaction

In 2010, the Company paid for $23,447 of legal expenses for their parent company, Trading Block, Inc., which was an accounts receivable on the balance sheet. In 2011 the entire balance was received from the parent company.

Note 9 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2011, the Company had net capital of $498,469, which was $248,469 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 144.7%.

Note 10 - Control Requirements

There are no amounts, as of December 31, 2011, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

AOS, Inc.

Notes To Financial Statements
December 31, 2011

Note 11 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2011 unaudited Focus report and this report. The net effect on net capital was an decrease of $18,143.

Net capital as reported on the unaudited Focus report of December 31, 2011	$	516,612
Increase in shareholder's equity due to post-Focus audit adjustments		174,268
Increase in haircuts		(504)
Increase in non-allowable assets and other deductions		(191,907)
Net Capital as Audited	$	498,469

AOS, Inc.

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2011

Subordinated borrowings as of January 1, 2011	$ -
Increases:	
Issuance of subordinated note	200,000
Subordinated borrowings as of December 31, 2011	$ 200,000

AOS, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2011

Net Capital	
Shareholder's equity	$ 2,044,543
Add: Subordinated debt	200,000
Less: Nonallowable assets	1,745,570
Net capital before haircuts on security position	498,973
Haircuts on securities	504
Net capital	$ 498,469
Aggregate Indebtedness	$ 721,118
Net capital required based on aggregate indebtedness	$ 48,074
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 250,000
Excess Net Capital	$ 248,469
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 198,469
Percentage of Aggregate Indebtedness to Net Capital	144.7%

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
AOS, Inc.

In planning and performing our audit of the financial statements of AOS, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
AOS, Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 24, 2012

KLP
Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
AOS, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by AOS, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating AOS, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). AOS, Inc.'s management is responsible for the AOS, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

   Balance of Prior Year SIPC-7 - Check #2881 for $2,068.00 written on 2-28-2011
   SIPC-6 Balance – Check #3155 for $2,836.00 written on 7-31-2011

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2011, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2011, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2011, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner
February 24, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DEC. 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066163 FINRA DEC
AOS INC 10*10
TRADINGBLOCK
311 S WACKER DR STE 650
CHICAGO IL 60606-6728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 6,720

B. Less payment made with SIPC-6 filed (exclude interest) (2,836)

7/31/2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,884

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,884

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,884

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP
(Title)

Dated the 8 day of FEBRUARY, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,188,309
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	684,624
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,644,714
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	91,905
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______	65,500
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 30	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 13,593	
Enter the greater of line (i) or (ii)	13,593
Total deductions	2,500,337
2d. SIPC Net Operating Revenues	$ 2,687,972
2e. General Assessment @ .0025	$ 6,720
	(to page 1, line 2.A.)

AOS, Inc.

Year Ended December 31, 2011

SIPC General Assessment Reconciliation Supplemental Report

Kehlenbrink
Lawrence
Pauckner

Certified Public Accountants

AOS, Inc.

Year Ended December 31, 2011

SIPC General Assessment Reconciliation Supplemental Report

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
AOS, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by AOS, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating AOS, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). AOS, Inc.'s management is responsible for the AOS, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

Balance of Prior Year SIPC-7 - Check #2881 for $2,068.00 written on 2-28-2011
SIPC-6 Balance – Check #3155 for $2,836.00 written on 7-31-2011

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2011, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2011, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2011, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
February 24, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DEC. 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066163 FINRA DEC
AOS INC 10*10
TRADINGBLOCK
311 S WACKER DR STE 650
CHICAGO IL 60606-6728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,720

B. Less payment made with SIPC-6 filed (exclude interest) (2,836)
7/31/2011
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 3,884

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,884

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,884

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP
(Title)

Dated the 8 day of FEBRUARY, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2011 and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,188,309
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	684,624
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,644,714
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	91,905
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	65,500
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 30	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 13,593	
Enter the greater of line (i) or (ii)	13,593
Total deductions	2,500,337
2d. SIPC Net Operating Revenues	$ 2,687,972
2e. General Assessment @ .0025	$ 6,720

(to page 1, line 2.A.)